UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-6028

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LINCOLN NATIONAL CORPORATION EMPLOYEES’ SAVINGS AND PROFIT-SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
150 N. Radnor Road
Radnor, PA 19087-5238

REQUIRED INFORMATION

Financial statements and schedule for the Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-k.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Financial Statements and Suplemental Schedule

December 31, 2007 and 2006 and for the years then ended
with Report of Independent Registered Public Accounting Firm

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006 and for the years then ended

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Benefits Committee
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Philadelphia, Pennsylvania	/s/ Ernst & Young LLP
June 25, 2008

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Statements of Net Assets Available for Plan Benefits

	December 31
	2007	2006
Assets
Investments:
Common stock account	$160,745,872	$201,411,463
Pooled separate accounts	510,625,273	438,630,460
Investment contract	69,015,158	72,185,713
Participant loans	13,153,228	11,768,379
Total investments	753,539,531	723,996,015
Accrued interest receivable	249,812	253,435
Cash	16,189	9,845
Contributions receivable from participant deferrals	85,214	357,457
Contributions receivable from participating employer	2,775,314	22,677,237
Due from broker	-	1,404,540
Total assets	756,666,060	748,698,529

Liabilities
Due to broker	77,502	-

Net assets available for plan benefits	$756,588,558	$748,698,529

See accompanying notes.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31
	2007	2006
Additions
Investment income:
Cash dividends--Lincoln National Corporation	$4,412,777	$4,293,587
Interest--The Lincoln National Life Insurance Company	2,986,031	2,832,473
Interest on participant loans	953,532	725,260
Total investment income	8,352,340	7,851,320

Contributions:
Participants	46,638,520	35,981,293
Rollovers	4,770,955	1,943,831
Participating employer	19,040,626	33,660,390
Total contributions	70,450,101	71,585,514

Net realized and unrealized appreciation
in fair value of investments	16,090,750	80,886,402

Transfers from affiliated plans, net	36,541	204,186
Deposit from Jefferson-Pilot 401(k) Plan	-	156,539,734

Total additions	94,929,732	317,067,156

Deductions
Distributions to participants	(86,717,537)	(71,479,909)
Administrative expenses	(322,166)	(284,463)
Total deductions	(87,039,703)	(71,764,372)

Net increase in assets available for plan benefits	7,890,029	245,302,784
Net assets available for plan benefits at beginning of the year	748,698,529	503,395,745
Net assets available for plan benefits at end of the year	$756,588,558	$748,698,529

See accompanying notes.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of the Plan is a summary only and is qualified in its entirety by the terms and provisions of the Plan document itself.

The Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan (“Plan”) is a contributory, defined contribution plan which covers substantially all employees of Lincoln National Corporation ("LNC") and certain of its subsidiaries (“Employer”) who meet the conditions of eligibility to participate as defined by the Plan.   Effective April 3, 2006, LNC acquired Jefferson-Pilot Financial Corporation ("JPC").  JPC sponsored a 401(k) plan for their eligible employees ("Legacy JP Employees").  On May 31, 2006, LNC's chief executive officer approved the transfer of assets from the accounts of Legacy JP Employees to new accounts established for them in the Plan, as part of the merger of the JPC 401(k) plan with this Plan, consistent with the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended.  Effective June 1, 2006, the Plan was amended to allow Legacy JP Employees to participate in the Plan.  The merger of the JPC 401(k) plan into the Plan increased the net assets of the Plan by $156.5 million.  Also effective June 1, 2006, the Plan was amended to increase the rate at which participants may make pre-tax contributions to the Plan to not more than  50% of eligible earnings (and a minimum of 1%) - subject to applicable Internal Revenue Service ("IRS") and other Plan limits (9% for highly compensated employees, as defined in the Plan).  Previously, the Plan limit was 25% of eligible earnings, subject to applicable IRS and other Plan limits.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

In addition to each participant's pre-tax contributions, Employer-matching contributions to the Plan are provided in the form of a basic match of $0.50 for each dollar a participant contributes, not to exceed 6% of eligible earnings per pay period.  In addition, the Employer may contribute an annual discretionary match of up to $1.00 for each dollar contributed by an eligible participant, not to exceed 6% of eligible earnings. The discretionary match is determined at the sole discretion of the LNC Board of Directors.  Investment of these matching contributions are directed by the participant. Participants employed on the last day of the Plan year are eligible to receive the discretionary match, as are participants who retired, died, became disabled,  or whose job was eliminated during the Plan year. The amount of the discretionary matching contribution varies according to whether LNC has met certain performance-based criteria, as determined by the Compensation Committee of LNC's Board of Directors.

Participants’ pre-tax, other contributions, and earnings thereon are fully vested at all times. Employer contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested

1	0%
2	50%
3 or more	100%

As a result of changes in participants’ employment status, $36,541 was transferred from an affiliated Lincoln Life plan during 2007 (net) and $204,186 was transferred from an affiliated Lincoln Life plan during 2006 (net).

Participants direct the Plan to invest their contributions and the basic Employer-matching contributions in any combination of the investment options offered under the Plan.  Discretionary matching contributions for the 2006 Plan year, deposited in 2007, were invested in accordance with Participant's investment elections.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Employer has the right to discontinue contributions and to terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, all non-vested amounts allocated to participant accounts would become fully vested.

Participants have the option of either receiving payment of dividends earned with respect to shares in the LNC Common Stock Account or having the dividends reinvested in the LNC Common Stock Account.

The Plan may make loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000, but not more than the total value of the participants' accounts, less the highest outstanding loan balance in the previous 12-month period. Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Upon termination of service due to disability, retirement, or job elimination, a participant may elect to receive either a lump-sum amount equal to the entire value of the participant’s account or an installment option if certain criteria are met; in case of death, the participant's beneficiary makes that election.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested account balances less than $1,000 are immediately distributable under the terms of the Plan, without the participant’s consent, unless the participant has made a timely election of rollover to an Individual Retirement Account ("IRA") or other qualified arrangement.

Each participant's account is credited with the participant's contributions, Employer contributions, and applicable investment earnings thereon, and is charged with an allocation of administrative expenses and applicable investment losses. Forfeited non-vested amounts are used to reduce future Employer contributions.  Forfeitures of $458,779 and $388,596 were used to offset contributions in 2007 and 2006, respectively.  Unallocated forfeitures were $533,873 and $366,585 at December 31, 2007 and 2006, respectively.

2. Summary of Significant Accounting Policies

Investments Valuation and Income Recognition

The investment in LNC common stock is valued at the closing sales price reported on the New York Stock Exchange Composite Listing on the last business day of the year.

The Wells Fargo Bank Short-Term Investment Account, which is included in the LNC Common Stock Account, is valued at cost, which approximates fair value.

The fair value of participation units in pooled separate accounts estimated by The Lincoln National Life Insurance Company ("Lincoln Life") is based on quoted redemption value on the last business day of the year.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The investment contract is valued at contract value as estimated by Lincoln Life.  As described in Financial Accounting Standards Board ("FASB") Staff Position, ("FSP"), FSP AAG INV-1 and Statement of Position ("SOP"), SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value.  The Plan adopted FSP AAG INV-1 in 2006.  The adoption did not have a material effect on the Plan's financial statements as interest rates are adjusted to market quarterly. The Plan's contract values, which represent net contributions plus interest at the contract rate, approximate fair value.  The contracts are fully benefit-responsive.

Participant loans are valued at their outstanding balances, which approximate fair value.

The cost of investments sold, distributed, or forfeited is determined using the specific-identification method. Investment purchases and sales are accounted for on a trade-date basis.

Interest and dividend income is recorded when earned.

Reclassifications

Certain amounts reported in prior periods' financial statements have been reclassified to conform to the presentation adopted in the current year.  These reclassifications have no effect on net assets available for plan benefits of the prior period.

Accounting Estimates and Assumptions

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles that requires management to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes.  Those estimates are inherently subject to change and actual results could differ from those estimates.

New Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  SFAS 157 is effective for accounting periods beginning after November 15, 2007. The Plan's management is currently evaluating the impact, if any, that the adoption of SFAS 157 will have on the Plan’s 2008 financial statements.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31, 2007		December 31, 2006
	Number of		Number of
	Shares, Units,	Fair	Shares, Units,	Fair
	or Par Value	Value	or Par Value	Value
Common stock---Lincoln
National Corporation	2,676,381.000	$155,818,902	2,974,530.000	$197,508,792
Pooled separate accounts--Lincoln Life:
Core Equity Account	2,366,380.018	41,494,473	2,512,599.852	41,702,373
Short Term Account	10,224,016.199	42,343,786	9,653,756.276	38,133,303
Fidelity VIP Contrafund Account	20,348,158.862	38,793,765	17,105,794.458	27,793,495	*

Investment contracts--Lincoln Life	$69,015,158	69,015,158	$72,185,713	72,185,713

* Individual investment does not represent 5% or more of the Plan's assets but is presented for comparative purposes.

The investment contracts (Guaranteed Fund) earned an average interest rate of approximately 4.0% in both years.  The credited interest rates for new contributions, which approximate the current market rate, were 4.0% at both December 31, 2007 and 2006. The rate on new contributions is guaranteed through the three succeeding calendar year quarters.  The credited interest rates for the remaining contract value balance, which approximate the current market rate, were 4.0% at both December 31, 2007 and 2006, and were determined based upon the performance of Lincoln Life's general account. The credited interest rates can be changed quarterly. The minimum guaranteed rate is 3.5%. The guarantee is based on Lincoln Life's ability to meet its financial obligations from the general assets of Lincoln Life.  Restrictions apply to the aggregate movement of funds to other investment options.  The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contracts.

During 2007 and 2006, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

	2007	2006

Common stock	$(21,545,778)	$39,277,969
Pooled separate accounts	37,636,528	41,608,433
Total	$16,090,750	$80,886,402

The fair value was determined based on quoted market prices.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Reconciliation to Form 5500

The following is a reconciliation of net assets available for distributions per the financial statements to the Form 5500:

	December 31
	2007	2006

Net assets available for benefits per the financial statements	$756,588,558	$748,698,529
Amounts allocated to withdrawn participants	(21,118)	(93,685)
Net assets available for benefits per the Form 5500	$756,567,440	$748,604,844

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Year Ended
December 31
2007

Distributions to participants per the financial statements	$86,717,537
Plus: Amounts allocated to
withdrawn participants at year-end	21,118
Less: Amounts allocated to
withdrawn participants at prior year-end	(93,685)
Benefits paid to participants per the Form 5500	$86,644,970

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not yet paid.

5. Income Tax Status

The Plan has received a determination letter from the IRS dated April 30, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

6. Tax Implications to Participants

Federal (and most state) income tax is deferred on participants' pre-tax contributions, the Employer's contributions, and income earned in the Plan until actual distribution or withdrawal from the Plan.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

7. Transactions with Parties-in-Interest

The Plan has investments in common stock of LNC and in pooled separate accounts and investment contracts with Lincoln Life.  Lincoln Life charges the Plan for certain administrative expenses including trustee and audit fees.  Total administrative expenses charged were $322,166 and $284,463 in 2007 and 2006, respectively.

8. Concentrations of Credit Risks

The Plan has investments in common stock of LNC, pooled separate accounts, and unallocated investment contracts with Lincoln Life of $155,818,902, $510,625,273, and $69,015,158, respectively, at December 31, 2007 (20.59%, 67.49%, and 9.12% of net assets, respectively).  The same investments at December 31, 2006 were $197,508,792, $438,630,460, and $72,185,713, respectively (26.38%, 58.58%, and 9.64% of net assets, respectively). LNC and Lincoln Life operate predominately in the insurance and investment management industries.

The Plan invests in various investment securities.  Investment securities are exposed to various risks including, but not limited to, interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

9. Subsequent Events

The new retirement program, which was announced on May 1, 2007, began on January 1, 2008.  For all participants except employees of Delaware Management Holdings, Inc. and all of its direct or indirect subsidiaries, the new Plan features will include an increase in the basic Employer match from $0.50 per each $1.00 that a participant contributes each pay period, up to 6% of eligible compensation, to $1.00 per each $1.00 that a participant contributes each pay period, up to 6% of eligible compensation (the 50% match will become a 100% match).  For affected participants, the discretionary Employer match feature will be eliminated and replaced by a guaranteed "core" Employer contribution of 4% of eligible compensation per pay period.  The core Employer contribution will be paid to every eligible employee of LNC, regardless of whether the eligible employee elects to defer salary into the Plan.  In addition, certain eligible employees will also qualify for a "transition" employer  contribution between 0.2% and 8.0% with a minimum 10-year service requirement for legacy LNC employees, and a minimum 5-year service requirement for Legacy JP Employees.  Eligibility for transition Employer contributions will be determined on December 31, 2007 only--participants will not "grow" into transition credits thereafter.  Transition Employer contributions will cease on January 1, 2018.

The Plan spun off the account balances of all Delaware Management Holdings, Inc. participants, totaling $65.7 million, as of January 1, 2008, to the Delaware Management Holdings, Inc. Employees' Savings and 401(k) Plan.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Plan Number: 009
EIN: 35-0472300

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2007

(b)	(c)		(d)	(e)
	Description of Investment
	Including Maturity
Identity of Issuer, Borrower,	Date, Rate of Interest,			Current
Lessor, or Similar Party	Par, or Maturity Value		Cost	Value

*Common stock:
Lincoln National Corporation
Common Stock	2,676,381.000	units	**	$ 155,818,902
Wells Fargo Bank Short-Term
Investment Account	4,926,970.470	units	**	4,926,970
				160,745,872
*Pooled separate accounts--The Lincoln
National Life Insurance Company:
Core Equity Account	2,366,380.018	participation units	**	41,494,473
Medium Capitalization Equity Account	1,516,964.787	participation units	**	25,822,836
Short Term Account	10,224,016.199	participation units	**	42,343,786
Government/ Corporate Bond Account	2,986,205.120	participation units	**	29,392,022
Large Capitalization Equity Account	2,477,502.267	participation units	**	27,229,980
Balanced Account	1,652,339.306	participation units	**	15,574,786
High Yield Bond Account	3,363,072.857	participation units	**	15,093,471
Small Capitalization Equity Account	2,296,996.403	participation units	**	22,731,766
Value Equity Account	4,644,250.986	participation units	**	14,498,887
International Equity Account	2,737,485.991	participation units	**	34,389,120
Conservative Balanced Account	2,151,189.321	participation units	**	5,400,345
Aggressive Balanced Account	2,741,152.718	participation units	**	8,189,741
Delaware Value Account	15,138,017.365	participation units	**	32,359,026
Scudder VIT Equity 500 Index Account	26,899,896.944	participation units	**	34,106,380
Fidelity VIP Contrafund Account	20,348,158.862	participation units	**	38,793,765
Neuberger-Berman AMT Regency Account	4,855,661.482	participation units	**	8,869,837
Social Awareness Account	3,291,404.872	participation units	**	4,491,780
American Funds New Perspective Account	11,943,315.447	participation units	**	17,399,022
Neuberger Berman Mid-Cap Growth Account	20,065,985.375	participation units	**	34,158,327
Scudder VIT Small Cap Index Account	8,880,679.197	participation units	**	16,513,623
Blackrock Legacy Account	2,144,349.772	participation units	**	4,072,978
American Funds International Account	1,668,997.792	participation units	**	37,699,322
				510,625,273
*Investment contracts--The Lincoln
National Life Insurance Company
(Guaranteed Account)		4.0% interest rate	**	69,015,158

Participant loans	Various loans at interest rates
	varying from 5.0% to 12.5%		-	13,153,228
				$ 753,539,531

* Indicates party-in-interest to the Plan.
** Indicates a participant-directed account. The cost disclosure is not applicable.

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Lincoln National Corporation Employees' Savings and Profit-Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lincoln National Corporation Employees' Savings and Profit-Sharing Plan
By: /s/ William David
Date: June 25, 2008	William David on Behalf of the Lincoln National Corporation Benefits Committee

EXHIBIT I

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-126020) pertaining to Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan of our report dated June 25, 2008, with respect to the financial statements and schedule of Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Philadelphia, Pennsylvania	/s/ Ernst & Young LLP
June 25, 2008